

June 12, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     Themes ETF Trust
        Issuer CIK:       0001976322
        Issuer File Number:     333-271700/811-23872
        Form Type:      8-A12B
        Filing Date:     June 12, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Leverage Shares 2X Long AXTI Daily ETF, Leverage Shares 2X Long APH Daily ETF, Leverage Shares 2X Long TEL Daily ETF, Leverage Shares 2X Long FN Daily ETF, Leverage Shares 2X Long KEYS Daily ETF, Leverage Shares 2X Long ADI Daily ETF, Leverage Shares 2X Long MCHP Daily ETF and Leverage Shares 2X Long TSEM Daily ETF under the Exchange Act of 1934.

Sincerely,

*Bianca Stodden*

Bianca Stodden
Senior Analyst, Listing Qualifications